UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):

Form 10-K	☒	Form 20-F	☐	Form 11-K	☐	Form 10-Q	☐	Form 10-D	☐
Form N-CEN	☐	Form N-CSR	☐

 For Period Ended:    December 31, 2019

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I. REGISTRANT INFORMATION

Valley National Bancorp
Full Name of Registrant

One Penn Plaza
Address of Principal Executive Office (Street and Number)

New York, NY 10119
City, State and Zip Code

PART II. RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☒	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached as Exhibit 99.1.

PART III. NARRATIVE

On Sunday, March 1, 2020, Valley National Bancorp (the Company) was notified by KPMG LLP, the Company’s independent public accounting firm, that the engagement partner leading the audit of the Company’s financial statements, for personal reasons, would be unable to finalize the audit for the year ended December 31, 2019. The Company had earlier been informed by KPMG that the audit was on schedule for timely completion by March 2, 2020. KPMG has informed the Company that it expects to be able to complete its necessary procedures to provide its opinions and consents to the filing of the Company’s Form 10-K within the 15 calendar day period following the due date of the Form 10-K. Consequently, the Company is unable to timely file its Form 10-K for the year ended December 31, 2019, but expects to be able to file its Form 10-K before the end of the 15 calendar day period following the due date of the Form 10-K.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV. OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Mitchell L. Crandell EVP, Chief Accounting Officer	(973)	305-4065
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes  ☒    No  ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes  ☐    No  ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

VALLEY NATIONAL BANCORP
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	By:	/s/ Michael D. Hagedorn
March 2, 2020		Michael D. Hagedorn
Senior Executive Vice President and
Chief Financial Officer